HQ SUSTAINABLE MARITIME INDUSTRIES, INC.
                               Melbourne Towers ,
                          1511 Third Avenue, Suite 788,
                               Seattle, WA. 98101

June 1, 2006

VIA EDGAR,

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Office of Small Business
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re: Request for acceleration of the effective date of the Registration Statement on Form SB-2 of HQ Sustainable Maritime Industries, Inc.
     Filed (Amendment) May 17, 2005
     File No. 333-132031

Attention: Mellissa Campbell Duru; Timothy Levenberg

Pursuant to requirements of Section 8(a) of the Securities Act the undersigned hereby requests that the Form SB-2 Registration Statement of HQ Sustainable Maritime Industries, Inc. be declared effective at 5:00 PM Eastern Time on Tuesday, June 6, 2006 or on such earlier or later date as the Commission acting pursuant to this Section 8(a) shall determine.

HQ Sustainable Maritime Industries, Inc. acknowledges that

o should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,



/s/ Norbert Sporns

Norbert Sporns
President
And Chief Executive Officer